UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: August, 2022

Commission File Number: 001-39557

Siyata Mobile Inc.

(Translation of registrant’s name into English)

1001 Lenoir St., Suite A-414

Montreal, QC H4C 2Z6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Restatement of Financial Information for the Quarter Ended March 31, 2022

On August 15, 2022, the management and the audit committee of the board of directors (the “Audit Committee”) of the Company determined that the Company’s condensed consolidated unaudited interim financial statements for the three month period ended March 31, 2022, filed with the Securities and Exchange Commission (“SEC”) on Form 6-K on May 17, 2022 (the “Prior Period Financial Statements”), should no longer be relied upon due to an error in the accounting treatment for the classification of the Company’s warrants (the “Warrants”) as equity rather than as a derivative liability. In addition, investors should no longer rely upon any communications relating to these condensed consolidated unaudited interim financial statements.

As part of the Company’s normal quarterly reporting process for the six months ended June 30, 2022, management and the Audit Committee of the Company concluded that a material error was made related to the accounting for the Warrants entered into on January 11, 2022 and therefore were misstated in the Company’s March 31, 2022 Prior Period Financial Statements. There is no impact on any of the year end financial statements previously filed.

The Company determined that the Warrants should be accounted for as a derivative liability in accordance with International Accounting Standards No. 32.6 and International Financial Reporting Standards No. 9 that deal with the measurement of financial assets and financial liabilities. As a result of this change, the Warrants for 9,999,999 shares of common stock have been classified as liabilities rather than equity, the fair value of the Warrants decreased by $2.9 million, transaction costs increased by $0.96 million and the fair value loss increased by $0.96 million for the three months ended March 31, 2022. The Company has restated certain financial information as at March 31, 2022 and for the period ended March 31, 2022  as follows:

As at March 31, 2022	Debits and Credits (Unaudited)
	As Previously Reported	As Restated	Difference
Warrant liability	-	$(4,535,840)	4,535,840
Fair value loss (P&L)		$962,350	(962,350)
Change in FV of warrants	-	$(2,942,178)	2,942,178
Transaction costs (P&L)		$965,247	(965,247)
Common shares	(12,035,523)	$(12,460,526)	425,003
Warrants (equity)	(6,282,614)	$(307,189)	(5,975,425)

The information in this Form 6-K relating to the restatement of the Company’s condensed consolidated unaudited interim financial statements for the three month period ended March 31, 2022 is being furnished to the SEC on this Form 6-K and such information is not deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section. Moreover, unless otherwise stated in such filing, the information in this Form 6-K relating to the restatement of the Company’s condensed consolidated unaudited interim financial statements for the three month period ended March 31, 2022 shall not be deemed to be incorporated by reference into the filings of the registrant under the Securities Act of 1933.

The Company has attached its restated condensed consolidated unaudited interim financial statements for the three month period ended March 31, 2022 as Exhibit 99.1 and has attached its restated Management’s Discussion and Analysis of Results of Operations and Financial Condition for the three months ended March 31, 2022 as Exhibit 99.2 to this Form 6-K.

Forward-Looking Statements

This Current Report on Form 6-K contains forward-looking statements within the meaning of the United States federal securities laws. These statements include, but are not limited to, statements regarding the nature and extent of the accounting errors discussed above, and the expected impact of the restatement on the Company’s prior and future financial statements, financial position and results of operation. These forward-looking statements are made as of the date hereof and are based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond the Company’s control. The Company’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including, but not limited to, the risks related to additional information that may arise prior to the filing of the restated Prior Period Financial Statements; and the Company’s evaluation of its internal controls over financial reporting. These and other potential risks and uncertainties that could cause actual results to differ from the results predicted are more fully detailed in the Company’s filings and reports with the SEC. The Company disclaims any obligation to update forward-looking statements.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Registrant’s restated condensed consolidated unaudited interim financial statements as at March 31, 2022 and December 31, 2021, and for the three months ended March 31, 2022 and 2021.
99.2	Restated Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three Months Ended March 31, 2022.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 18, 2022	SIYATA MOBILE INC.

	By:	/s/ Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer

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